UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1‑SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2023

Commission file number 024-11640

ANDREW ARROYO REAL ESTATE, INC.
(Exact name of registrant as specified in its charter)

Delaware	85-2103542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12636 High Bluff Drive, Suite 400 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (888) 322-4368

Title of each class of securities issued pursuant to Regulation A:

 Common Stock, par value $0.001

3,203,219 common shares issued and outstanding as of filing date.

 FORM 1-SA REPORT

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

888-32-AGENT

www.aare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Semi-Annual Report on Form 1-SA constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as “anticipate”, “assume”, “believe”, “could”, “estimate”, “expect”, “intend”, “goal”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “project”, “should”, “strategy”, “will” and “would” or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1.	Future services;
2.	Future products;
3.	The availability of, and terms and costs related to, future borrowing and financing;
4.	Estimates of future sale;
5.	Future transactions;
6.	Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7.	Estimates regarding potential cost savings and productivity; and
8.	Our listing, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Semi-Annual Report on Form 1-SA, identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Semi-Annual Report on Form 1-SA are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Semi-Annual Report on Form 1-SA or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Semi-Annual Report on Form 1-SA.

The Semi-Annual Report on Form 1-SA highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Semi-Annual Report on Form 1-SA and our Regulation A Offering Circular filed with the Securities and Exchange Commission, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Semi-Annual Report on Form 1-SA. Some of the information contained in this discussion and analysis or set forth elsewhere in this Semi-Annual Report on Form 1-SA, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Semi-Annual Report on Form 1-SA. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our financial statements are stated in United States Dollars (USD or US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP). All references to “Common Shares” refer to the Common Shares of our authorized capital stock.

There is limited historical financial information about us upon which to base an evaluation of our performance. We have only generated revenues from our operations in California. We cannot guarantee we will be successful in our business operations nationwide or our expansion through California. Our business is subject to risks inherent in the establishment of a new business enterprise including the financial risks associated with the limited capital resources currently available to us for the implementation of our business strategies. To become profitable and competitive, we must develop the business plan and execute the plan. Our management will attempt to secure financing through the issuance of our Common Stock, as described in our Regulation A Offering Circular filed with the Securities and Exchange Commission and qualified on October 12, 2021. Our management reserves the right to consider various other means of financing including convertible debt and debt financing and investment from institutions and private individuals. Since inception, the majority of our time has been spent refining our business plan and preparing for a primary financial offering.

Company Overview & Background

Andrew Arroyo Real Estate Inc. (“AARE”, “We”, “Company”) is an American real estate company committed to servicing clients with residential, commercial and property management services. AARE is an early growth stage company incorporated in the State of Delaware on June 18, 2020, as a for-profit corporation with a fiscal year end of December 31st. On July 31, 2021, we completed a merger transaction with Andrew Arroyo Real Estate, Inc., a California corporation (“AARE-CA”), in a transaction in which we were the surviving entity and we assumed the assets, operations and liabilities of AARE-CA. We have a trademark for, use a d/b/a, and are known as “AARE.” AARE-CA was in business for over 17 years and had grown to become a well-respected real estate agency. As a result of the merger, we now have AARE-CA’s operations. As a result, the current and historical references to our business and operations herein relates to the combined business of AARE-CA and AARE-DE. The primary purpose of the merger was to re-incorporate the company from California to Delaware as part of a plan to prepare for our nationwide expansion, capital fundraising and a public offering. We (AARE-DE) are licensed and registered in 24 states and the District of Columbia to conduct real estate services and in 4 states to conduct loan origination services. AARE-CA was merged out of existence as a result of the merger. Our principal executive office is located at 12636 High Bluff Drive Suite 400, San Diego, CA 92130; our telephone number is 888-322-4368, our fax number is 858-720-1166 and our website address is www.aare.com.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this filing. Management is actively monitoring the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity for fiscal year 2023. However, if the pandemic continues, it could have an adverse effect on our results of future operations, financial position, and liquidity in year 2023.

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Results of Operations for the Period Ended June 30, 2023 Compared to the Period Ended June 30, 2022

Summary of Results of Operations

	Period Ended June 30,
	2023	2022
Revenue	$3,741,396	$4,797,008

Cost of Sales	$3,258,625	$4,053,922

Gross Profit	$482,771	$743,086

Operating expenses:

General and administrative	$818,389	$930,078
Total operating expenses	$818,389	$930,078

Operating loss	$(335,618)	$(186,992)

Other income (expense)
Total other income (expense), net	$170,468	$54,142
Net loss before income tax	$(165,150)	$(132,850)
Income tax expense	$(2,625)	$(7,917)
Net loss	$(167,775)	$(140,767)

Gross Profit

Our gross profit decreased by $260,315 from $743,086 to $482,771, from the period ended June 30, 2022 compared to the period ended June 30, 2023. Our decrease in gross profit was largely due to a general decrease in the transaction volume in the property market as a result of limited inventory and high interest rates. We expect our gross profit will grow in periods when there is property price expansion and decrease in periods of recession.

Operating Loss; Net Loss

Our net loss increased by $27,008 to ($167,775) from ($140,767), from the period ended June 30, 2023 compared to the period ended June 30, 2022. Our operating loss increased by $148,626 to ($335,618) from ($186,992) for the same periods. Our increase in net loss was largely due to a general decrease in the transaction volume in the property market as a result of limited inventory and high interest rates. We expect our net profit will grow in periods when there is property price expansion and decrease in periods of recession.

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Revenue

Our revenue decreased by $1,055,612 to $3,741,396 from $4,797,008, from the year period ended June 30, 2023 compared to the period ended June 30, 2022. Our increase in revenue was largely due to a general decrease in the transaction volume in the property market as a result of limited inventory and high interest rates. We expect our revenue will grow in periods when there is property price expansion and decrease in periods of recession.

Cost of Sales

Our cost of sales decreased by $795,297 to $3,258,625 from $4,053,922, from the period ended June 30, 2023 compared to the period ended June 30, 2022. The decrease in cost of sales was largely due to decreases in payments to real estate agents, transaction coordinators, referral fees, property management fees paid, and charitable contributions. We expect our cost of sales will grow in periods when there is property price expansion and decrease in periods of recession.

General and Administrative Expenses

General and administrative expenses decreased by $111,689 to $818,389 from $930,078, from the period ended June 30, 2023 compared to the period ended June 30, 2022. The decrease is primarily due to management’s decision to reduce costs and fees associated with our nationwide expansion, the hiring of additional staff, managers and directors to operate nationwide, and support for the additional real estate agents and loan officers due to a general decrease in the transaction volume in the property market as a result of limited inventory and high interest rates. We expect to have costs related to expansion and additional real estate agents at times of expansion. We do not expect to have costs related to securities offerings except in periods we conduct an offering of our securities.

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Net Other Income (Expense)

We had net other income of $170,468 for the six-month period ended June 30, 2023 and net other expense of $54,142 for the six-month period ended June 30, 2022. For the period in 2023, our net other income primarily related to receiving an employee retention credit. For the period in 2022, our net other income primarily related to the gain on sale of our moving truck.

Liquidity and Capital Resources for Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Introduction

We have limited liquidity. The capital resources required by us to manage our operations nationwide are significant. Therefore, we are offering, through our Regulation A offering, a limited number of shares of Common Stock to investors in order to raise capital and increase our liquidity and capital resources. We currently have $350,809 in long term debt as outlined in the financial statement section. We have no current commitments for capital expenditures and has no commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period. As of the date of this Semi-Annual Report on Form 1-SA, while we have generated revenues from our business operations, those revenues alone are not sufficient to fund our operations.

We use our capital resources to:

•	Fund operating costs;
•	Fund capital requirements, including capital expenditures;
•	Make debt and interest payments;
•	Invest in new technologies, products, services and ventures; and.
•	Making charitable contributions to support charities worldwide.

We need cash to meet our working capital needs as the business grows, to hire managing brokers, and to fund acquisitions and debt repayment. We intend to use cash flows from operations and existing availability under the current revolving credit facilities to fund anticipated levels of operations for the next twelve months. As our availability under our credit lines is limited, it is important that we manage our working capital. We may need to raise additional capital through debt or equity financings to support our growth strategy, which may include additional acquisitions. There is no assurance that such financing will be available or, if available, on acceptable terms. Our current cash on hand is limited. Our CEO, Andrew Michael Arroyo, is currently paying all costs associated with our Regulation A offering and shall pay any additional funds that may be required. Accordingly, we anticipate that our current cash on hand is not sufficient to meet the new obligations associated with being a company that is fully reporting with the SEC. However, to the extent that we do not expend the entire cash on hand on our Regulation A offering, the remaining cash will be allocated to cover these new reporting company obligations. Through December 31, 2022, we spent approximately $200,000 on the costs related to our Regulation A offering, which was loaned to the Company by our CEO, and any additional funds that we are required to spend shall also be paid by our CEO and reimbursed from the proceeds of our Regulation A offering. To date, we have managed to keep our monthly cash flow requirement low for two reasons: first, our CEO draws a minimal salary at this time and, second, we have been able to keep our operating expenses to a minimum by operating with the minimum services necessary to sustain. We currently has no external sources of liquidity such as arrangements with credit institutions or off-balance sheet arrangements that will have or are reasonably likely to have a current or future effect on our financial condition or immediate access to capital. Our CEO has made no commitments, written or oral, with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees.

If we are unable to raise the funds partially through our Regulation A offering, we will seek alternative financing through means such as borrowings from institutions or private individuals. There can be no assurance that we will be able to keep costs from being more than these estimated amounts or that we will be able to raise such funds. Even if we sell all shares offered through our Regulation A offering, we expect that we will seek additional financing in the future. However, we may not be able to obtain additional capital or generate sufficient revenues to fund our operations. If we are unsuccessful at raising sufficient funds, for whatever reason, to fund our operations, we may be forced to seek a buyer for our business or another entity with which we could create a joint venture. If all of these alternatives fail, we could be required to seek protection from creditors under applicable bankruptcy laws.

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Recent Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address Board of Directors’ independence, Audit Committee oversight and the adoption of a code of ethics. Our Board of Directors is comprised of one individual. Our CEO makes decisions on all significant corporate matters such as the approval of terms of the compensation of our CEO and the oversight of the accounting functions.

We have not yet adopted any corporate governance policies and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an Audit Committee or other independent committees outside of our Board of Directors as we presently do not have any independent directors. If we expand our Board membership in future periods to include additional independent Directors, we may seek to establish an Audit Committee and other committees of our Board of Directors. It is possible that if our Board of Directors included independent Directors and if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested Directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent Directors, decisions concerning matters such as compensation packages to our senior officer and recommendations for Director nominees may be made by a majority of Directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

During the period ended June 30, 2023 and 2022, we generated negative cash flows. Our cash on hand as of June 30, 2023 was $247,800, and our cash flow used in operations was ($127,311) for the six months then ended. As a result, we do not have short term cash needs, but need to raise additional funds to finance our long term business plans. Our cash needs are being satisfied through our operations, but we will need additional money to fund our planned nationwide expansion. Although we are licensed 24 states, the majority of our current operations are in California.

Our cash, current assets, total assets, current liabilities, and total liabilities as of June 30, 2023 and as of December 31, 2022, respectively, are as follows:

	June 30, 2023	December 31, 2022	Change
Cash	$247,800	$219,721	$28,079
Total Current Assets	$606,859	$567,168	$39,691
Total Assets	$906,755	$901,830	$4,925
Total Current Liabilities	$675,872	$615,152	$(60,720)
Total Liabilities	$1,174,361	$1,143,317	$(31,044)

Our current assets increased as of June 30, 2023, as compared to December 31, 2022, primarily due to our capital raise through our Regulation A offering which resulted in more cash and cash equivalents, as well as more other assets, consisting primarily of property management deposits. The increase in our total assets between the two periods is primarily related to an increase in cash and cash equivalents from our capital raise through our Regulation A offering and increases in property management deposits, as well as slightly less property and equipment, net at June 30, 2023 compared to December 31, 2022.

Our current liabilities increased as of June 30, 2023, as compared to December 31, 2022. This increase was primarily due to increases in other current liabilities, which was property management deposits, and by us having more debt and more outstanding on our line of credit.

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Sources and Uses of Cash

Operations

We had net cash used in operating activities of ($127,311) for the period ended June 30, 2023, as compared to net cash provided by operating activities of $24,498 for the period ended June 30, 2022. In 2023, the net cash used in operating activities consisted primarily of our net loss of ($167,775), adjusted by depreciation and amortization of $14,355, gain on sale of property and equipment of $1,048, changes in our assets and liabilities of accounts receivable of $34,714, change in other current assets of ($46,326), change in accounts payable of $1,755, change in accrued liabilities of ($33,036), change in other current liabilities of $87,265 and change in operating lease liabilities of ($19,311). In 2022, the net cash provided by operating activities consisted primarily of our net loss of ($140,767), adjusted by depreciation and amortization of $19,683, gain on sale of property and equipment of $35,889, change in accounts receivable of ($49,114), change in other current assets of 111,265, change in accounts payable of $60,298, change in accrued liabilities of ($44,577), change in other current liabilities of ($64,270) and change in operating lease liabilities of $96,091.

Investments

Our cash used for investing activities during the period ended June 30, 2023 was $19,363, compared to ($148,817), during the period ended June 30, 2022. For the period in 2023, the cash used for investment activities related to the net purchases of property and equipment of $20,411 and disposal of property and equipment of ($1,048). For the period in 2022, the cash used for investment activities related to the net purchases of property and equipment of ($94,732), disposal of property and equipment of ($35,889), and purchase of intangible assets of ($18,196).

Financing

Our net cash provided by financing activities for the period ended June 30, 2023 was $136,027, compared to $747,016 for the period ended June 30, 2022. For the six months ended June 30, 2023, our net cash provided by financing activities consisted of repayments on auto loan of ($2,174), net borrowings on a line of credit of ($3,455), and cash from sales of common stock of $141,656. For the six months ended June 30, 2022, our net cash provided by financing activities consisted of repayments on auto loan of ($4,947), proceeds from SBA loan of $21,868, repayments on related party note of ($4,368), net borrowings on a line of credit of ($74,058), and cash from sales of common stock of $808,539.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as of June 30, 2023 and December 31, 2022.

Seasonal Cash Flow

The real estate brokerage and lending business is seasonal. Our property management cash flow stays fixed year-round as long as we maintain our current management contracts. The majority of property sales occur between March and September each year. Cash flow is normally strong during these months and typically offers a surplus. During the season between October and December, sales traditionally slow down but the cash flow is adequate to cover fixed expenses and overhead. The low season is January to February and usually runs a deficit, which requires the use of credit lines or capital reserves to sustain payroll and fixed overhead costs during these months before the spring selling season begins. In 2021-2022, because of the Covid-19 crisis, the cash flow figures were abnormal and we witnessed a late spring that did not start until June and carried well through the end of the year.

Capital Expenditures

We have not made any major capital expenditures in 2023 and do not anticipate any near-term capital expenditures in the next twelve months.

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Contractual Obligations

We have very few contractual obligations. We have two long-term leases (2 year terms). The majority of our vendors, utilities and service providers are on month-to-month agreements; however, there are a few utilities and service providers that are on an annual contract that renews each year.

Debt

We have one Small Business Administration (“SBA”) loan for $150,000. The SBA loan is a 30-year loan at 3.75% interest. We may elect to pay this loan off in full or retain the loan. We also have fluctuating lines of credit for cash flow purposes with Wells Fargo Bank in the amount of approximately $75,000 and with American Express in the amount of approximately $100,000. Investors should be aware that funds utilized from our current Regulation A offering for debt retirement will not be available to support our growth.

Although inflation has been rising, the effect of inflation on our revenues and operating results has not been significant. If there was a significant rise in inflation, this could affect long term interest rates, which directly affect borrowing costs for mortgages, and in turn may affect property sales and our ability to earn commissions. The current interest rate environment has experienced interest rates rising rapidly, however, long term mortgage rates remain historically low.

Plan of Operations

We anticipate that the funds we intend to raise in our Regulation A offering will be sufficient to enable us to grow our company nationwide and execute our business plan, including, but not limited to, securing our base of operations and any updates and/or modifications; acquiring equipment and infrastructure; hiring a strong management team and key personnel; and achieving growth by way of licensing and strategic partnerships. It is the opinion of our management that the proceeds from our Regulation A offering will satisfy our need for liquidity and cash requirements for the foreseeable future and put us in a position to grow our business in accordance with our business plan, outlined below:

1.	Milestone 1: Hiring Management and Key Personnel Nationwide

Our plan of operation in this stage is to hire key executives and managing brokers nationwide to supervise and oversee the real estate agents and loan officers we recruit, as required by law.

2.	Milestone 2: Growth of Acquisitions & Training Agents and Loan Officers

Implement our training methods nationwide in all markets, which led to our success in California, and acquire smaller brokerages and/or large teams to join our Company.

3.	Milestone 3: Ongoing Growth through Recruit, Retain, Nurture, Production of Content

Continue to grow our firm and utilize our equity compensation plan to recruit, retain, motivate and inspire our members. We will continue to supervise and nurture the relationships with our agents, loan officers and staff while producing quality content to keep them engaged, trained, inspired and focused on top performance.

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ITEM 2. OTHER INFORMATION

This discussion of our business should be read in conjunction with the other sections of this Semi-Annual Report on Form 1-SA, including “Management’s discussion and analysis of financial condition and results of operations” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties described throughout this Semi-Annual Report on Form 1-SA.

Other Significant Business Activities

In first six months of 2023, the Company continued to raise funds from investors through its Regulation A offering. On January 1, 2023, the Company’s board approved and adopted the “2023 AARE Equity Incentive Plan”. This allows the Company to grant restricted stock units, restricted stock, qualified and non-qualified stock options to employees, directors, consultants and independent contractors.

On May 1, 2023, Andrew Arroyo resigned as the managing broker of record for New Jersey and appointed Mary Van Ness as the New Jersey managing broker of record and appointed her as a non-executive officer.

In the first quarter of 2023, the Company developed a franchise system to expand its reach throughout all 50 states. The Company completed the franchise system development and Franchise Disclosure Document (“FDD”) in February, 2023 and began to offer the franchise in states that do not require filing registration in order to sell franchises. The Company plans to file for registration in the 13 states that require registration. The Company is awaiting approval before offering franchises in those states.

In the second quarter of 2023, the Company developed a learning management system to expand its training programs.

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ITEM 3. FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

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ANDREW ARROYO REAL ESTATE, INC.

BALANCE SHEETS

June 30, 2023 (unaudited) and December 31, 2022

	June 30, 2023	Dec 31, 2022

ASSETS
Current assets
Cash and cash equivalents	$247,800	$219,721
Accounts receivable, net	$33,790	$68,504
Other current assets	$325,269	$278,943
Total current assets	$606,859	$567,168
Property and equipment, net	$286,554	$319,499
Intangible assets, net	$13,343	$15,163
TOTAL ASSETS	$906,755	$901,830

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$72,942	$71,187
Accrued liabilities	$61,052	$94,088
Other current liabilities	$406,800	$319,535
Current portion of notes payable	$20,537	$15,149
Current portion of operating lease liabilities	42,612	39,809
Line of credit (Note 6)	$71,929	$75,384
Total current liabilities	$675,872	$615,152

Long term liabilities
Notes payable, net of current portion (Note 6)	$330,272	$337,834
Long term operating lease liabilities, net of current portion	$168,217	$190,331
Total long term liabilities	$498,489	$528,165

Total Liabilities	$1,174,361	$1,143,317

Equity

Common Stock, $.001 par value; 25,000,000 shares authorized, 3,194,931 issued and outstanding as of June 30, 2023 and 3,180,460 issued and outstanding as of December 31, 2022.	$3,194	$3,180
Preferred Stock, ($.001 par value; 3,000,000 shares authorized, no shares issued and outstanding as of June 30, 2023 and December 31, 2022.	$–	$–
Series A Convertible Preferred Stock, $.001 par value; 2,000,000 shares authorized, and outstanding as of June 30, 2023 and December 31, 2022. (Note 9)	$2,000	2,000
Additional paid-in capital	$974,462	$832,820
Accumulated deficit	$(1,247,262)	$(1,079,487)

Total stockholders' deficit	$(267,606)	$(241,487)
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$906,755	$901,830

See accompanying notes to the financial statements.

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ANDREW ARROYO REAL ESTATE, INC.

STATEMENT OF OPERATIONS

Six Months Ending June 30, 2023 and 2022

(unaudited)

	2023	2022

Revenues	$3,741,396	$4,797,008

Cost of Sales:
Sales commissions	$2,946,233	$3,666,995
Transaction coordinators	$69,161	$97,659
Supplies and materials	$22,286	$30,524
Referral fees	$122,814	$179,068
Property management fees	$89,537	$75,123
Mentor-coaching fees	$4,539	$2,988
Buyer-seller costs	$4,055	$–
Staging operations	$–	$1,565

Total cost of sales	$3,258,625	$4,053,922

Gross profit	$482,771	$743,086

General and administrative expenses	$818,389	$930,078

Net loss from operations	$(335,618)	$(186,992)

Other income	$170,468	$54,142

Net loss before income tax expense	$(165,150)	$(132,850)

Income tax expense	$(2,625)	$(7,917)

Net loss	$(167,775)	$(140,767)

Loss Per Share (Basic)	$(0.05)	$(0.05)
Loss Per Share (Fully Diluted)	$(0.03)	$(0.03)

See accompanying notes to the financial statements.

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ANDREW ARROYO REAL ESTATE, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

Six Months Ended June 30, 2023 (unaudited) and December 31, 2022

	Common		Preferred				Total
	Stock		Stock		Additional		Stockholders'
	Shares	Common	Shares	Preferred	Paid-in	Accumulated	Equity
	Issued	Stock	Issued	Stock	Capital	Deficit	(Deficit)

Balance – June 30, 2022	3,180,460	$3,180	2,000,000	$2,000	$808,359	$(513,292)	$300,247

	-	-	-	-	$24,461	-	$24,461
Net Loss	-	-	-	-		$(566,195)	$(566,195)

Balance - December 31, 2022	3,180,460	$3,180	2,000,000	$2,000	$832,820	$(1,079,487)	$(241,487)

Stock issued for cash	14,471	$14	-	-	$141,642	$-	$141,656
Net Loss						$(167,775)	$(167,775)

Balance - June 30, 2023	3,194,931	$3,194	2,000,000	$2,000	$974,462	$(1,247,262)	$(267,606)

See accompanying notes to the financial statements.

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ANDREW ARROYO REAL ESTATE, INC.

Statement of Cash Flows

Six Months Ending June 30, 2023 and 2022

(unaudited)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(167,775)	$(140,767)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	$14,355	$19,683
Gain on sale of property and equipment	$1,048	$35,889
Changes in assets and liabilities:
Accounts receivable	$34,714	$(49,114)
Other current assets	$(46,326)	$111,265
Accounts payable	$1,755	$60,298
Accrued liabilities	$(33,036)	$(44,577)
Other current liabilities	$87,265	$(64,270)
Change in operating lease liabilities	$(19,311)	$96,091

Net cash provided by (used in) operating activities	$(127,311)	$24,498

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	$20,411	$(94,732)
Disposal of property and equipment	$(1,048)	$(35,889)
Purchases of intangible assets	$–	$(18,196)

Net cash flows provided by (used in) investing activities:	$19,363	$(148,817)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment on auto loan	$(2,174)	$(4,947)
Proceeds from SBA Loan	$–	$21,868
Repayment on related party note payable	$–	$(4,386)
Net borrowings on line of credit	$(3,455)	$(74,058)
Cash from sales of common stock	$141,656	$808,539

Net cash provided by financing activities:	$136,027	$747,016

Net increase in cash and cash equivalents	$28,079	$622,697

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$219,721	$3,655
CASH AND CASH EQUIVALENTS END OF YEAR	$247,800	$626,352

See accompanying notes to the financial statements.

16

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Andrew Arroyo Real Estate, Inc. (the "Company") was incorporated on June 18, 2020, under the laws of the State of Delaware. A predecessor company that was merged with and into the Company effective July 31, 2021 was originally incorporated under the laws of the State of California on January 20, 2004, as Andrew Michael Arroyo Inc. and updated its name to Andrew Arroyo Real Estate Inc. on April 30, 2007. The trademark and d/b/a that is known in the marketplace is "AARE". The Company was formed to conduct real estate brokerage services. These services include assisting clients buy, sell, manage, and invest in residential and commercial properties as well as business opportunities. The Company's year-end is December 31. As a result of the above-referenced merger, all operations of the California corporation were assumed into the Company. As a result, the historical financial statements of the California corporation are the ones presented herein.

On July 29, 2021, the Company filed an amended and restated Certificate of Incorporation with the State of Delaware, which (i) increased the Company's authorized common stock from 1,000 shares of common stock to 25,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001; and (ii) effected a 1-for-3,000 forward stock split of the Company's issued and outstanding common stock. The authorized preferred stock created, provides that the Board of Directors of the Company may fix the terms of any series of preferred stock created, including any dividend rights, dividend rates, conversion rights, voting rights, rights and terms of any redemption, redemption, redemption price or prices, and liquidation preferences, if any.

On July 29, 2021, after filing the amended and restated Certificate of Incorporation, the Company filed a Certificate of Designation with the State of Delaware to create a series of preferred stock entitled "Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock (i) has dividend rights on an equal basis with the Company's common stock, (ii) has preference in the event of a liquidation event, (iii) is convertible after 12 months into shares of the Company's common on a 1-for-1 basis, (iv) has three votes per share for any matter properly brought before the Company's shareholders for a vote, and (v) contains certain protective provisions.

On July 31, 2021, the Company "Andrew Arroyo Real Estate, Inc." a Delaware "C" Corporation merged with "Andrew Arroyo Real Estate, Inc." a California "S" Corporation. After the merger the California "S" Corporation was merged with and into the Company, which effectively ceased all operations of the California corporation, and those operations were assumed by the Company (the surviving Delaware "C" Corporation). Effective with the merger, the Certificate of Incorporation of the Company stayed as the Company's Certificate of Incorporation, and the 1,000 shares owed by the sole shareholder of the California corporation, Mr. Andrew Arroyo, the Company's sole director and one of its executive officers, were exchanged for 2,000,000 shares of the Company's Series A Convertible Preferred Stock.

Basis of Presentation

The June 30, 2023 financial statements include the accounts of the Company under the accrual basis of accounting. The financial statements, included herein, have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Pursuant to these rules and regulations, the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied.

17

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC 740”), "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has applies the provisions of FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes”. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company, prior to merging operated as an S-Corporation which is a "Pass-through" entity for taxation purposes. In lieu of Federal income taxes, the shareholders were taxed on their proportionate share of the Company's taxable income.

The Shareholders were liable for their pro-rata share of the net income for payment of the tax liability incurred as a result of the pass-through income through the merger date of July 30, 2021. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. For California Franchise tax a purpose, a flat tax of $800 or 1.5% is incurred for the benefit of operating a California based S-Corporation. Upon the merger the Company was reorganized as a “C” Corp.   As a C Corp, under current tax law, the Company is responsible for Federal taxes equal to 21% of the net income of the Company as well as various tax rates for the states they have operations in.  For the year ended December 31, 2022, the Company had a net operating loss (NOL) of approximately $726,000 as well as a charitable contribution carryover the combination of which created a deferred tax asset which are reduced by the valuation allowance.

The Company operates in 24 states throughout the U.S. Each state has an income tax and/or a franchise/commerce tax on the gross receipts of businesses based on total revenues in each state. The provision for income taxes includes state income taxes currently payable and deferred income taxes. Deferred income taxes represent the effects of items reported for tax purposes in periods different from those used for financial statement purposes. For the year ended December 31, 2022, there was a deferred tax asset of $266,326 with a ($266,326) valuation allowance for 2022.

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Charitable Giving Policy

Giving and sharing are more than buzzwords at AARE. Up to 20% of the Company's gross profit on every transaction goes to charity (after sales agent's commissions are paid). The Company believes that with success comes the responsibility to do what they can for those less fortunate. Toward that end, the Company funds non-profit organizations dedicated to helping those in need. They support numerous religious and secular charities worldwide. The Company has no intention of deviating from this policy or reducing the amount it gives to charity. The charitable giving policy has been written into the bylaws and certificate of incorporation. For the six months ended June 30, 2023 and 2022, the Company donated $53,765 and $49,620, respectively.

Cash and Cash Equivalents

The Company considers all short-term securities purchased with maturity dates of three months or less to be cash equivalents. The Company from time to time during the periods covered by these financial statements may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. During the periods ended June 30, 2023 and 2022, the Company had approximately $247,800 and $219,721 respectively deposited in two financial institutions. Of this amount, $247,800 and $219,000, respectively, was insured by the Federal Deposit Insurance Corporation.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

Restricted Cash

Certain of the Company's cash positions are property management trust funds, which include security deposits and rents that belong to property owners. These cash amounts are reported as other current assets and other current liabilities on the balance sheets based on when the cash will be contractually released to the owners or tenants of the properties. Total restricted cash was approximately $307,000 and $252,000 on June 30, 2023 and 2022, respectively. These amounts are included in the other current assets and other current liabilities in the accompanying balance sheets.

Intangible Assets

Intangible assets include patented and unpatented technology, trade names, customer relationships and other specifically identifiable assets and are amortized on a straight-line basis over their respective estimated useful lives. Intangible assets are reviewed for impairment when facts and circumstances indicate a potential impairment has occurred or annually. As of June 30, 2023, the Company had $13,343 of net intangible assets.

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are carried at cost. Expenditures for property and equipment are capitalized and depreciated over five to 31.5 years using the declining balance method. When assets are retired or sold, the related cost and accumulated depreciation are removed from the account and any gain or loss arising from such disposition is included as income or expense. Expenditures for repairs and maintenance are charged to expense as incurred. For the six ending June 30, 2023 and 2022, depreciation expense was $12,535 and $18,470, respectively. Fixed assets consisted of:

	June 30, 2023	Dec. 31, 2022
Property and Equipment:
Automobiles and Transportation	$47,014	$47,014
Leasehold Improvements	$29,567	$29,567
Advertising Equipment	$222,185	$222,185
Furniture and Fixtures	$31,887	$41,841
Right-of-Use Assets	$204,184	$224,595
	$534,837	$565,202

Accumulated Depreciation	$(248,283)	$(245,703)
Property and Equipment, net	$286,554	$319,499

Intangible Assets

	June 30, 2023	Dec. 31, 2022
Intangible Assets:
Uniform Resource Locator (“URL”)	$18,196	$18,196
Accumulated Amortization	$(4,853)	$(3,033)
Net Intangible Assets	$13,343	$15,163

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on individual customer review and current economic conditions. The Company reviews its allowance for doubtful accounts at least quarterly. Individual balances exceeding a threshold amount that are more than 90 days past due are reviewed individually for collectability. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered. The balance of the allowance for doubtful accounts was $0 at both June 30, 2023 and June 30, 2022.

20

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company has generated significant revenues in California. The Company has not, to date, generated significant revenues outside California. The Company recognizes revenue in accordance with FASB Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers”  which requires that five basic criteria must be met before revenue can be recognized: (1) identification of the contract with a customer, (2) identification of the performance obligation(s), (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation(s), and (5) recognition of revenue when, or as the Company satisfies a performance obligation.  (Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenue is recorded.

Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The guidance amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendment is effective for public companies with fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendment should be applied prospectively to business combinations occurring on or after the effective date. Early adoption is permitted. The Company does not plan on early adoption and the adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU is part of the FASB’s simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, Income Taxes related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard became effective for public companies with fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company adopted this guidance as of the inception of the Company on June 18, 2020 and the adoption of this standard did not have a material impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

21

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022 (unaudited)

NOTE 2 – LOSS PER SHARE, BASIC AND DILUTED

Basic earnings / loss per share has been computed by dividing net earnings /loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon the exercise of any warrants or stock options, have been excluded as a Common Stock equivalent in the diluted loss per share because no stock options have been issued as of the date of this filing. Fully diluted earnings / loss per share has been computed by dividing net earnings /loss available to common shareholders by the weighted average number of common shares and preferred shares outstanding for each period presented. For the period ending June 30, 2023, the basic loss per share available to common shareholders has been computed by dividing the net loss of ($167,775) by the weighted average of 3,187,696 issued and outstanding common shares. The fully diluted loss available to common shareholders has been computed by dividing the net loss of ($167,775) by the weighted average of 5,187,696 issued and outstanding common and preferred shares. For the period ending June 30, 2022 the basic loss per share available to common shareholders has been computed by dividing the net loss of ($140,767) by the weighted average of 3,000,090 issued and outstanding common shares. The fully diluted loss available to common shareholders has been computed by dividing the net loss of ($140,767) by the weighted average of 5,000,090 issued and outstanding common and preferred shares.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, as defined by FASB ASC subtopic 825-10, Financial Instrument ("ASC 825-10"), include cash, accounts receivable, accounts payable, lease liabilities and notes payable. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2023.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets;
•

Level 2: Inputs to the valuation methodology, including quoted prices for similar assets and liabilities in active markets that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

•	Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

NOTE 4 – STOCK BASED COMPENSATION

The Company follows Accounting Standards Codification subtopic 718-10, Compensation ("ASC 718-10"), which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

On January 1, 2023, the Company’s board approved and adopted the “2023 AARE Equity Incentive Plan”. This allows the Company to grant restricted stock units, restricted stock, qualified and non-qualified stock options to employees, directors, consultants and independent contractors. These awards are offered to both employees and non-employees. As of June 30, 2023, the Company has issued (non-vested) 176,858 of outstanding stock-based compensation through its qualified or non-qualified stock-based compensation plan. No grants have vested as of June 30, 2023.

22

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022 (unaudited)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company’s chief executive officer (CEO), Andrew Arroyo, is the 100% owner of "Andrew Arroyo Investments, LLC." The company performs Investment management services. Andrew and Megan Arroyo have a minority interest in "Neighborhood Investment Network, LLC." The company uses retirement funds for investing in real estate. Andrew and Megan Arroyo own 22.5% through one of their retirement accounts.

Through June 30, 2023, the Company spent approximately $200,000 on the costs related to its Regulation A offering, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. Principal and interest will be paid beginning February 1, 2022 until the end of the repayment period which is June 29, 2025. For the period ending June 30, 2023, $8,727 of interest was accumulated. During this period, no principal or interest was paid. For the period ending June 30, 2022, $4,998 of interest was accumulated.

NOTE 6 - DEBT

Lines of Credit

The Company has a $75,000 business Line of Credit (“LOC”) through Wells Fargo Bank that renews annually. The LOC carries an interest rate of 14.25% as of June 30, 2023. As of June 30, 2023, $71,929 was outstanding under this LOC. The Company has a $125,000 working capital Line of Credit (LOC) through American Express. As of June 30, 2023 and 2022, $0 and $0 (unaudited) was outstanding under this LOC, respectively.

EIDL Loan

The Company also took out an Economic Injury Disaster Loan (“EIDL”) in the amount of $149,900. This loan carries a 3.75% interest rate payable over 30 years with a deferred start date until April 29, 2021.

Vehicle Loan

On December 26, 2020, the Company also took out a vehicle loan for a Lexus RX in the amount of $46,014. The loan is for a period of 5 years at 1.99% interest rate. The debt schedule for the years ending June 30, 2023 and Dec. 31, 2022 were as follows:

	June 30, 2023	Dec. 31, 2022
Long Term Debt:
Note Payable - EIDL loan	$139,008	$139,008
Note Payable – Vehicle loan	$24,877	$27,051
Note Payable - Andrew Arroyo (Note 5)	$186,924	$186,924
Total Long Term Debt	$350,809	$352,983
Current Portion Long Term Debt	$(20,537)	$(15,149)
Total Long Term Debt, net of current portion	$330,272	$337,834

23

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022 (unaudited)

NOTE 6 – DEBT (Continued)

Operating Lease Liabilities

Operating lease liabilities as of January 1, 2023	$230,140
Lease payments made	(19,311)
New lease liabilities	110,055
Total	$210,829

Less: current portion	$(42,612)
Long-term operating lease liabilities at June 30, 2023	$168,217

In March 2021, the Company entered into a 24-month lease agreement with expiration date in March 2023 for its corporate office in California. The agreement requires initial base rent payments of approximately $2,883 per month increasing to approximately $2,969 per month. The Company renewed and extended this lease through March 2025.

In April 2022, the Company entered into a 24-month lease agreement with expiration date in April 2024 for its corporate office in California. The agreement requires initial base rent payments of approximately $1,881 per month increasing to approximately $1,937 per month.

Total future operating lease liability commitments for the above non-cancellable leases as of June 30, 2023, are as follows:

For the year ending December 31:

2023 (remaining lease liabilities)	$28,870
2024	$61,474
2025	$63.325
2026	$65,225
2027	$29,322
2028	$6,542
Total lease payments	$254,758
Less: imputed interest	$(43,929)
Total	$210,829

24

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022 (unaudited)

NOTE 7 - INCOME TAXES

Income taxes are calculated on an annual basis for full year periods and are not included in this semi-annual report.

NOTE 8 – CONTENGENCIES

The real estate business is known as a litigious industry, especially in certain states like California where the Company conducts business. Buyers and sellers often bring claims against one another and usually attempt to involve the real estate agents and brokers in the claim or the suit seeking financial damages. In determining whether liabilities should be recorded for pending litigation claims, one must assess the allegations and the likelihood that they will successfully defend the claim. When the Company believes it is probable that it will not prevail in a particular matter, the Company will then record an estimate of the amount of liability based, in part, on advice of outside legal counsel. Currently, there is one outstanding claim that is being arbitrated in San Diego, California, where a buyer desires for the sale to be rescinded and the seller to reclaim the home. The Company maintains a $1,000,000 errors and omission policy that covers the Company all the way back to June 9, 2009. In the event the Company incurs any financial liability from this claim, it will be covered under the errors and omissions policy up to $1,000,000, per occurrence.

Outside of this one claim, the Company is not involved in any proceedings, including product or service liability, general liability, workers' compensation liability, employment, or commercial and intellectual property litigation, which have arisen in the normal course of operations. The Company is insured for professional liability insurance, general liability, workers' compensation, employer's liability, property damage and other insurable risk required by law or contract, with retained liability or deductibles. The Company has recorded and maintains an estimated liability in the amount of management's estimate of the Company's aggregate exposure for such retained liabilities and deductibles. For such retained liabilities and deductibles, the Company determines its exposure based on probable loss estimations, which requires such losses to be both probable and the amount or range of probable loss to be estimable. The Company believes it has made appropriate and adequate reserves and accruals for its current contingencies.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 11, 2023, the date on which the accompanying financial statements were available to be issued, and concluded that, no material subsequent events have occurred since June 30, 2023.

25

ITEM 4 EXHIBITS

Item No.	Description

2.1(1)	Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.

2.2(1)	Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.

2.3(1)	Certificate of Merger filed in State of Delaware effective July 31, 2021

2.5(1)	Merger Agreement by and between Andrew Arroyo Real Estate, Inc., a California corporation and Andrew Arroyo Real Estate Inc., a Delaware corporation dated July 28, 2021

4.1(1)	Form of Subscription Agreement for the Offering

10.1(1)	Escrow Agreement for the Offering

(1) Incorporated by reference from Issuer’s Offering Statement on Form 1-A filed with the Commission on September 15, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Form 1-SA to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on December 11, 2023.

Andrew Arroyo Real Estate Inc.

Dated: December 11, 2023		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo
	Its:	President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: December 11, 2023		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

Dated: December 11, 2023		/s/ Clark Anctil
	By:	Clark Anctil
	Its:	Treasurer (Principal Financial Officer) and Financial Director

27